

Mail Stop: 3628

September 19, 2019

<u>Via E-mail</u>
Scott Krohn
President
Verizon ABS LLC
One Verizon Way
Basking Ridge, New Jersey 07920

      Re: **Verizon Owner Trust 2018-A**
              Form 10-K
              Filed March 28, 2019
              File No. 333-224598-01

Dear Mr. Krohn:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Rolaine S. Bancroft

                    Rolaine S. Bancroft
                    Senior Special Counsel
                    Office of Structured Finance

cc: Audrey E. Prashker, Esq.
        Verizon Communications Inc.

        Reed D. Auerbach, Esq.
        Morgan, Lewis & Bockius LLP